Canfite BioPharma Ltd. Board of Directors Report, Quarter 3, 2013	Page 1 of 26

Exhibit 99.3

Board of Directors Report on the State of the Company's Business

for the Period Ended September 30, 2013

1. Highlights from a description of the Company's business

The Company was incorporated in Israel on September 11, 1994 as a private company under the Companies Ordinance (New Version) – 1983 using the name “Canfite Technologies Ltd.” with the purpose of engaging in any business, investment or other transaction. On January 7, 2001, the Company changed its name to its present name.

The Company was established based on the research of Prof. Pnina Fishman, a renowned scientist, who today serves as the Company's CEO and as one of its directors. In her research, Prof. Fishman discovered one of the reasons why muscle tissue resists cancer metastases, and on the basis of such finding, the Company was formed to develop drugs which are likely to treat both cancerous illnesses and infectious illnesses, such as dry eye syndrome, psoriasis, rheumatoid arthritis and liver diseases. The Company's research and development efforts focus on the same.

On November 22, 2011, the Company announced the completion of a spinoff of the Company's operations in the ophthalmic disease field to a public company in the United States, resulting in the issuance of shares to the Company giving it control of the spinoff company. The spinoff was consummated by granting an exclusive license for the CF101 drug for use in the ophthalmic field only to a private Israeli company, which was a subsidiary of the Company, followed by the transfer of shares of the subsidiary by the Company to OphthaliX Inc. (formerly Denali Concrete Management Inc.), a United States public company whose shares were listed on the Over The Counter Markets (hereinafter: “OTCQB”) in the United States (OTCQB: OPLI) (hereinafter: "OphthaliX")1, such that the subsidiary became a wholly owned subsidiary of OphthaliX, in consideration for the issuance of shares in OphthaliX to the Company giving the Company control of OphthaliX's share capital (approximately 82%). OphthaliX continues the development processes, clinical trials and registration of the CF 101 drug for ophthalmic diseases (hereinafter: "the Spinoff Transaction")2.

The Company is a research and development company which has a number of ethical drugs under development. The Company's leading drug, CF101, is in an advanced stage of clinical development. The drug is being tested for the following diseases:

1 On January 31, 2012, Denali Concrete Management Inc. changed its name to OphthaliX Inc., and since February 1, 2012, its symbol for trading on the OTCQB is OPLI.

2 For a detailed description of the Spinoff Transaction in the ophthalmic disease field, see the Immediate Reports of the Company of November 2011 (References: 2011-01-317031; 201- 01-328428; 200- 01-334200).

Canfite BioPharma Ltd. Board of Directors Report, Quarter 3, 2013	Page 2 of 26

1.	Psoriasis – the Phase I trial conducted using the CF101 drug as a standalone drug ended successfully[3]. In August 2011, the enrollment of patients for the Phase II/III trial began. Such trial will ultimately include approximately 300 patients and is being carried out in a number of medical centers in Israel, Europe and the United States. In October 2012, the Company announced that an analysis which examined the positive interim results of the Phase II/III trial presented quantitative results which point to the impressive efficacy of the drug in the two main end-points examined, the PGA end-point and the PASI end-point. It was found that the efficacy of the CF101 drug, which was given as a standalone drug, increases linearly during the treatment (24 weeks) and is compatible with other small molecules which are in advanced stages of development. In addition, from the safety aspect, CF101 has a clear advantage. According to these findings, the trial protocol was updated so that the patients will be treated with a 2 mg dose of the drug or a placebo for a trial period which will be extended to 32 weeks. In view of the positive interim results, which were based on an analysis of the first 103 patients, the Company continues to enroll patients for this trial.

2.	Rheumatoid Arthritis - the drug was found to be efficacious as a standalone drug in Phase IIa trial. The Company is enrolling patients for a Phase IIb trial with the CF101 drug as a standalone drug for treating rheumatoid arthritis. The trial will include 80 patients, 40 of whom will be treated with CF101 and 40 with a placebo[4]. On the date of this report, patients have been enrolled for the trial in medical centers in Israel and Bulgaria. The findings of previous trials that the Company performed proved that there is a significant connection between the biomarker level, which is the drug’s target, and the success of the treatment with those patients. Based on this, prior to the treatment, every patient is examined for such biomarker in a blood examination developed by the Company's scientists. On August 12, 2013, the Company announced that it completed the enrollment of all the patients for the trial and that the results are expected during the fourth quarter of 2013.

3.	Dry Eye Syndrome - in May 2009, the Company announced that the trial performed using the CF101 drug as a standalone drug met its endpoints. The trial's results point to a significant improvement in the condition of the patients (over 80% of the patients who received the CF101 drug), and the trial's primary endpoint, i.e., a statistically significant improvement in the condition, was achieved. The drug was found to have maximum safety over the entire period of the trial. During the research, it became clear that the drug has an additional activity, which was manifested in decreasing intraocular pressure in the patients' eyes. In March 2013, the enrollment of 236 patients for Phase III trials was completed. The patients in the Phase III trials are being treated with the drug for a period of six months. In the trial, for a period of 24 weeks, two doses of the CF101 drug are not being examined against a placebo. Rather, the primary endpoint is reaching complete corneal staining. The trial is taking place in the number of medical centers in Israel, Europe and the United States. As mentioned above, in November 2011, the Spinoff Transaction was completed, including the transfer of the intellectual property relating to the development of CF101 for ophthalmic diseases to OphthaliX (including for dry eye syndrome) and the performance of the trials with respect to the same.

3 For additional details about the trial and its results, see the Company's report of September 7, 2009 (Reference: 2009-01-224592).

4 For additional details, see the Company's report of June 27, 2010 (Reference number: 2010-001- 532365).

Canfite BioPharma Ltd. Board of Directors Report, Quarter 3, 2013	Page 3 of 26

4.	Glaucoma - after the drug reduced intraocular pressure of patients in the Phase II dry eye syndrome trial, the Company started enrolling patients for the Phase II trial of CF101 for treating glaucoma. 44 patients participating in the first stage of the trial will be treated with the CF101 drug or a placebo for period of four months. The trial will be expanded to two additional dosage groups at the second stage after analyzing the interim results upon completion of the first stage. As mentioned above, in November 2011, the Spinoff Transaction was completed, including the transfer of the intellectual property relating to that the development of CF101 for ophthalmic diseases to OphthaliX (including for glaucoma) and the performance of the trials with respect to the same.

5.	Uveitis – the Company submitted a Phase II trial performance protocol for the CF101 drug for the treatment of Uveitis, an eye disease that causes blindness. The trial, which will be performed in medical centers in Europe and Israel, will examine the safety and efficacy of the CF101 drug. 45 patients participating in the trial will be treated with the CF101 drug or a placebo for a period of six months. As mentioned above, in November 2011, the Spinoff Transaction was completed, including the transfer of the intellectual property relating to the development of CF101 for ophthalmic diseases to OphthaliX (including for uveitis) and the performance of the trials with respect to the same.

The second drug in the Company's development pipeline, CF102, is intended for the treatment of liver diseases, such as liver cancer and Hepatitis C. During the second quarter of 2008, the Phase I clinical trial for the treatment of liver cancer was successfully completed in the United States using this drug. The drug is being tested for the following diseases:

1.	Liver Cancer - in the second quarter of 2009, the Company started a Phase I/II clinical trial for treating liver cancer patients. On January 3, 2012, the Company announced the final successful results of the Phase I/II clinical trial using CF102 for liver cancer. The safety profile of the CF102 drug was found to be very impressive in the population of patients with initial liver cirrhosis. The CF102 drug’s safety profile was found to be very impressive in the population of patients with initial liver cancer growth who also suffer from liver cirrhosis of the first and second degrees (Child Pugh A and B). In addition, the results of the trial point to a median survival time of 7.8 months, which is significant in view of the fact that CF102 was given as the second line of the treatment to most of the patients in the trial and to patients with advanced liver cirrhosis (Child Pugh B) in which a survival time of 9.4 months is the median. This result has not been reported by any drug available on the market or which is in development stage. On January 18, 2012, the Company announced an additional significant finding in the Phase I/II clinical trial using CF102 for liver cancer with respect to the relationship between the expression of the target (the A3 adenosine receptor), which the CF102 drug attacks, and the patients’ response to the drug. In approximately 85% of the patients, the overexpressed target showed a positive response after the patients were treated with CF102.

Canfite BioPharma Ltd. Board of Directors Report, Quarter 3, 2013	Page 4 of 26

2.	Hepatitis C - in the third quarter of 2010, the Company started a Phase I/II clinical trial for treating Hepatitis C. On January 3, 2012, the Company announced that the trial met its [secondary] endpoints, which were drug safety and the blood concentration level of the drug, but there was no significant decrease in the viral load in the dosages tested. These patients were treated for a period of one to six months with only a low dosage of CF102. In a parallel Phase I/II trial with liver cancer patients, out of all patients who participated in the cancer trial, nine of the participating patients were also Hepatitis C carriers. Seven of them who were treated with two high doses of CF102 showed a decrease in the viral load, pointing to the drug's antiviral action. The Company will continue to examine the efficacy of the CF102 drug in reducing the development of the Hepatitis C virus in liver cancer patients who are also Hepatitis C carriers.

2. Exceptional events during the balance sheet period

On January 10, 2013, the required majorities at a general meeting of the Company's shareholders and meeting of the holders of warrants (Series 6) approved the extension of the exercise period of the Company's warrants (Series 6) until September 1, 2013 pursuant to the provisions of Section 350 of the Companies Law – 1999. On January 13, 2013, the Company announced the submission of an application to approve the extension under Section 350 of the Companies Law – 1999. On January 27, 2013, the Court approved this extension. For additional details, see the Company's reports of January 10, 2013 (References: 01-011130 and 2013-01-011133), January 13, 2013 (Reference: 2013-01-012312) and January 27, 2013 (Reference: 2013-01-022959).

On January 16, 2013, the Company announced, further to its report of January 3, 2012 and May 21, 2012, that after completing an analysis of the final successful results of the CF102 drug in the Phase I/II clinical trial for the treatment of liver cancer, the Company determined the optimal dosage for continuing clinical development, of the three different doses that were examined (25, 5, 1 mg), is the 25mg dose as it is the most efficacious in extending the patient's life expectancy. Determining the dosage was an essential stage in the Company's evaluation prior to beginning a Phase II trial, which is expected to start during the year. The Company filed a patent application for a patent to protect the use of the optimal dose of the CF102 drug for the treatment of liver cancer.. For additional details, see the Company's report (Reference: 2013-01-014853).

Canfite BioPharma Ltd. Board of Directors Report, Quarter 3, 2013	Page 5 of 26

On January 21, 2012, after the Company and the Chinese company, Chemspec, successfully achieved optimization of the production process of commercial quantities of the active materials of the Company’s drugs at significantly lower costs, the Company announced the transfer of the Company's drug production facilities to China to be produced by Chemspec. The Company estimates that as a result of the production in China, it will be able to achieve millions of dollars in cost savings, shorten the production time, and benefit from future revenues from trading agreements, to the extent that any are signed, in which the Company will provide the active ingredient of the drug. Such agreements, include the existing agreements with the Company’s partners in Japan and Korea. Concurrently, the Company reported it success in such optimization. The new production process is in accordance with good manufacturing practices (GMP) and the requirements of the regulatory authorities in the United States and around the world. The Company's ability to ensure current production of the drugs will meet the Company's needs in the Phase III advanced clinical trials that it is conducting to treat psoriasis and dry eye syndrome. In addition, the new production process in China is likely to support all of the Company's future efforts in negotiating trading agreements or cooperation agreements with international pharmaceutical companies as a response to production requirements and future drug supplies.

On January 29, 2013, the Company published its expected milestones for 2013 according to which the Company intends to continue the advanced clinical trials of the Company's drugs CF101 and CF102. For additional details, see the Company's report (Reference: 2013-01-024297).

On February 3, 2013, the Company's Board of Directors (hereinafter: “the Board of Directors”) approved an insignificant grant to Green Forest Holdings Ltd., Ladenburg Thalmann & Co. Inc., and Roth Capital Partners LLC of 1,682,000 warrants (Series 10) which can be exercised to purchase 67,280 ordinary shares, par value NIS 0.25 per share, of the Company, as a commission for consulting services in connection with the Company's capital raising on February 4, 2013. The warrants (Series 10) can be exercised from immediately after their grant until October 31, 2015. The warrants (Series 10) were issued subject to a shelf prospectus that the Company published on the Tel Aviv Stock Exchange on July 27, 2012. On March 14, 2013, the approval to list the warrants (Series 10) of the Tel Aviv Stock Exchange Ltd. was received. For additional details, see the Company's report of February 21, 2013 (Reference: 2013-01-044550).

On February 4, 2013, the Company offered securities to the public based on a shelf offer report (Reference: 2013-01-02-8827) which was published based on a shelf prospectus that the Company published on July 27, 2012. The securities offered to the public included 6,927 units (hereinafter in this paragraph: "the Units") by way of a tender offer of the price of the Units with a minimum price of NIS 3,144 per Unit. Every Unit comprises 10,000 ordinary shares, par value NIS 0.25 per share, of the Company at NIS 0.3144 per share, 5,000 warrants (Series 10) and 5,000 warrants (Series 11), before the consolidation of the Company's authorized capital and issued and paid-up capital at a ratio of 1:255. The warrants included in the Units were issued at no cost. Each 25 warrants (Series 10 and Series 11) can be exercised to purchase one ordinary share, par value NIS 0.25 per share, at an exercise price per ordinary share of NIS 0.394 and NIS 0.392, respectively. There was an over subscription of the offering and accordingly, there was an additional allotment of 550 Units and as a result, a total 7,477 Units were purchased by the public. The total net proceeds from this offering were NIS 26,498 thousand (after deducting issuance expenses of NIS 1,655 thousand). The proceeds from the offering were received on February 5, 2013.

5 For additional details, see the Company's reports (References: 2013-01-043510 and 2013-01-055138).

Canfite BioPharma Ltd. Board of Directors Report, Quarter 3, 2013	Page 6 of 26

On March 3, 2013, the Company announced that on February 28, 2013, the then-current CEO of OphthaliX resigned and Mr. Barak Singer was appointed as the CEO of OphthaliX. Mr. Singer concurrently serves as the VP Business Development of the Company. The Company and OphthaliX divides the payment of Mr. Singer's salary equally. In addition, on February 28, 2013, OphthaliX announced that it agreed with the Company to postpone receipt of the repayments to which the Company is entitled according to a certain services agreement between them, which was signed on November 22, 2011, pursuant to which the Company provides services with respect to OphthaliX’s clinical trials in the ophthalmic field. Such payments are postponed, subject to certain conditions, until OphthaliX completes a capital raise. The repayment to the Company may not exceed the balance of cash held by OphthaliX after repayment of all of its liabilities to other third parties at such time.

On March 17, 2013, the Company announced that on March 15, 2013, OphthaliX completed enrollment of 236 patients for the Phase III study of CF101 for the treatment of dry eye syndrome. In such Phase III study, which is being carried out in a number of medical centers in Israel, Europe and the United States, two doses of the CF101 drug are being examined against a placebo for a period of 24 weeks. OphthaliX is expected to publish the results of the trial in the fourth quarter of this year.

On March 21, 2013, the Company announced the convening of an annual general meeting, which included in its agenda: Reappointment of Kost Forrer Gabbay & Kasierer as the Company's auditors for 2013 and authorizing the Company's Board of Directors to determine the auditors’ fees; the reappointment of Pnina Fishman Ilan Cohen, Avraham Sartani, Liora Lev and Guy Regev as directors of the Company until the next annual general meeting of the Company; the authorization of the Company's CEO Pnina Fishman to serve as the Chairman of the Company's Board of Directors (hereinafter: "the dual positions") for a period not to exceed six years from the date of the approval of the general meeting, according to the provisions of Section 121(c) of the Companies Law; the approval of a private placement of 250,000 unlisted options to a director of the Company, which can be exercised to purchase 10,000 ordinary shares, par value NIS 0.25 per share, of the Company; the approval of an increase in the Company's authorized capital by NIS 500,000,000 such that the authorized capital of the Company would be NIS 10,000,000 divided into 1,000,000 ordinary shares, par value NIS 0.01 per share; the approval of a consolidation of the Company's authorized capital and issued and paid-up capital at a ratio of 1:25 (hereinafter: "the Consolidation"), in such a way that every 25 ordinary shares, par value NIS 0.01 per share, would be consolidated into one ordinary share, par value NIS 0.25 per share, of the Company; the amendment of the Company's Articles of Association according to the increase of the Company's capital and the Consolidation (Reference: 2013-01-015697). For additional details, see the amended report (Reference: 2013-01-050008) and the clarifying report of April 30, 2013 (Reference: 2013-01-050008). On May 2, 2013, the general meeting decided to remove from the agenda the subject of the dual positions and approved all the other subjects on the agenda.

On March 21, 2013, the Company announced the approval by the Board of Directors of a private placement of 740,000 unlisted options which can be exercised to purchase 29,600 ordinary shares, par value NIS 0.25 per share, of the Company to five employees, of whom three are executive officers, and to three consultants of the Company. The exercise price of each option is NIS 0.326. These options can be exercised for a period of 48 months from the date of their grant, so that in every quarter 1/16 of the options granted to each offeree will become exercisable. The options expire 10 years from the date of the grant. For additional details, see the Company's report (Reference: 203-01-015583). This grant is subject to the Tel Aviv Stock Exchange’s approval for listing of the ordinary shares issuable upon the exercise of these options.

Canfite BioPharma Ltd. Board of Directors Report, Quarter 3, 2013	Page 7 of 26

On March 24, 2013, the Company announced the submission of an application under Section 350 of the Companies Law – 1999 requesting the District Court in Lod, Israel to issue an order instructing the convening of a meeting of shareholders and a meeting of warrant holders (Series 8) of the Company to approve the extension of the exercise period of the warrants (Series 8), which were issued under a prospectus dated July 27, 2010, until December 31, 2013 (hereinafter in this paragraph: "the Application”). The Application was submitted to the District Court in Lod (Reference: 2013-01-018253) and according to its decision, the Application was submitted for the response of the Securities Authority and the Official Receiver. On April 9, 2013, after receiving the response of the Securities Authority and the Official Receiver, the District Court in Lod approved: (1) providing interim relief according to which the exercise period of the warrants (Series 8) was extended until September 30, 2013; and (2) the convening of a meeting of shareholders and a meeting of the holders of warrants (Series 8) to approve the extension until December 31, 2013. On April 10, 2013, the Company announced the convening of a general meeting of shareholders and a meeting of warrant holders (Series 8) on April 30, 2013 (Reference: 2013-01-031669). Due to negotiations with the Company's shareholders, the meetings were postponed to June 11, 2013. On June 4, 2013, the Company issued a notice proposing to convene a meeting to change, in addition to the exercise period, the exercise price from NIS 0.55 to NIS 0.75 per ordinary share. On June 11, 2013, the meeting of shareholders and of warrant holders (Series 8) of the Company fully approved the extension and the change in exercise price, and on June 24, 2013, the District Court in Lod issued its approval of this arrangement.

On April 17, 2013, the Company announced that on April 15, 2013 it confidentially submitted to the U.S. Securities and Exchange Commission (hereinafter: “the SEC”) a draft registration statement on Form 20-F to register the Company’s American Depositary Receipts (hereinafter: “ADRs”) and to pursue the listing the Company's ADRs for trading on a U.S. national securities exchange (i.e,. the NASDAQ Capital Market or NYSE MKT). On September 12, 2013, the SEC declared the Form 20-F registration statement effective, thereby initiating the Company’s Level II ADR Program. On November 17, 2013, the Company announced that the Level II ADR Program was approved for on the NYSE MKT stock exchange. The trading commenced on November 19, 2013 under the symbol "CANF".

On May 20, 2013, one of the consultants of the Company announced that he waived the rights to 80,000 unlisted options which were granted to him.

On May 12, 2013, the Company announced that the independent research of a group of leading researchers headed by Prof. Francesca Cordiro of the Imperial College London and University College London, was presented at the conference of The Association for Research in Vision and Ophthalmology (ARVO) in Seattle, Washington, United States,. Such research determined that the technological platform of OphthaliX for treating glaucoma is efficacious and protects the optical nerve by preventing destruction of the nerve cells. Such research also proved that the regulation of the A3 adenosine receptor, which is OphthaliX's technological platform, results in a reduction in intraocular pressure and assists in the treatment of glaucoma (Reference: 2013-01-059347).

Canfite BioPharma Ltd. Board of Directors Report, Quarter 3, 2013	Page 8 of 26

On May 23, 2013, the Company announced that the Company's CEO, Prof. Pnina Fishman, was chosen to present the Company and its product candidates at the American Annual Capital Market Conference of Marcum LLP MicroCap in New York City, New York, United States. The Company presented to more than 1,000 people, including senior representatives of U.S. investment firms which specialize in investments in leading small cap companies whose assets value less than $500 million. At the conference, the Company held a number of meetings with investment managers of leading investment funds, including funds specializing in the biotechnology field. The conference was expected to include senior management of more than 100 public companies, U.S. institutional investment firms and bankers. The Company viewed its participation in the conference and the Company's presentation thereat as an important opportunity to promote the awareness of its operations and the Company's achievements in the U.S. capital markets.

At its meeting on May 30, 2013, the Company's Board of Directors appointed Ilan Cohn as the Chairman of the Company's Board of Directors.

On June 19, 2013, the Company announced the submission of an application under Section 350 of the Companies Law – 1999 requesting the District Court in Lod, Israel to issue an order instructing the convening of a meeting of shareholders and a meeting of holders of warrants (Series 10 and Series 11) of the Company, which were issued under a prospectus dated July 27, 2012, in order to cancel the linkage of the exercise price of the warrants (Series 10 and Series 11) to the Israeli consumer price index (published on January 15, 2013 for December 2012) so that the exercise price for one warrant (Series 10) will equal NIS 0.394 per ordinary share, unlinked, and the exercise price for one warrant (Series 11) will be equal NIS 0.392 per ordinary share, unlinked (hereinafter in this paragraph: "the Application"). The Application was submitted to the District Court in Lod, Israel (Reference: 2013-01-068706) and according to its decision, the Application was sent for the response of the Securities Authority and the Official Receiver. On July 11, 2013, after receiving the response of the Securities Authority and the Official Receiver, the District Court in Lod, Israel approved the convening of a meeting of shareholders and a meeting of the holders of warrants (Series 10 and Series 11) to approve the cancellation of such linkage. On July 11, 2013, the Company announced the convening of a general meeting of shareholders and meetings of the holders of warrants (Series 10 and Series 11) on August 1, 2013 (Reference: 2013-01-091083). On July 21, 2013, the Company published a clarification report relating to revisions of the terms of the warrants (Series 10 and Series 11) (Reference: 2013-01-099177). On August 1 and August 4, 2013, the general meeting of shareholders and holders of the warrants (Series 10 and Series 11) of the Company, respectively, approved the cancellation of the linkage and on August 20, 2013, the Court approved this same (Reference: 2013-01-122469).

On June 23, 2013, 6,000 warrants (Series 8) were exercised to purchase 240 ordinary shares of the Company, par value NIS 0.25 per share, in consideration for NIS 3.6 thousand.

On July 1, 2013, the board of directors of OphthlaliX approved the grant of 235,000 options to certain of its directors.

On July 2, 2013, the Company announced that the U.S. Patent and Trademark Office issued a patent for the use of CF602 drug for the treatment of sexual dysfunction. This announcement follows the report of November 12, 2012 regarding the submission of a patent application in the United Stated with respect to the use of the Company's drugs to treat sexual dysfunction and the intention to develop the CF602 drug for such indications. The issuance of this patent strengthens the Company's intellectual property and enables it to continue to develop the CF602 drug for conditions of sexual dysfunction and to enter into a field with a market size estimated by the Company and various research reports at $3 billion dollars as of 20106. For additional details, see (Reference: 2013-01-080586).

6 GlobalData – Erectile Dysfunction Therapeutics – Pipeline Assessment and Market Forecasts to 2018.

Canfite BioPharma Ltd. Board of Directors Report, Quarter 3, 2013	Page 9 of 26

On July 3, 2013, the Company announced that OphthaliX, which is traded in the United States on the OTCBB, filed a registration statement on Form S-1 with respect to a possible public common stock offering in the United States, and that Maxim Group LLC is the lead underwriter of the offering and Roth Capital Partners LLC will provide consulting services with respect to the same. In addition, OphthaliX published that it intends to pursue applying for the listing of its commons stock on the NYSE MKT (Reference: 2013-01-082278).

On July 17, 2013, the Company announced that OphthaliX submitted a study protocol for a Phase II trial of CF101 for the treatment of uveitis, an eye disease which causes blindness. The trial, which will be conducted in medical centers in Europe and Israel, will examine the safety and efficacy of the CF101 drug. 45 patients will participate in the trial and will receive either the CF101 drug or a placebo for a period of six months (Reference: 2013-01-094452).

In connection with the August 1 and August 4, 2013 shareholder and warrant (Series 10 and Series 11) holder approvals of the cancellation of the linkage of the exercise price of the warrants (Series 10 and Series 11) to the Israeli consumer price index, an application for an arrangement was filed with the District Court in Lod, Israel requesting approval of a change in the accounting treatment of the warrants (Series 10 and Series 11), such that the Company will increase its shareholders' equity in order to meet the threshold conditions of a U.S. national securities exchange (see Note 4(g) to the financial statements). On August 20, 2013, after submitting such application on August 5, 2013, the District Court in Lod, Israel approved the change in accounting treatment, as well as the cancellation of the linkage of the exercise price of the warrants (Series 10 and Series 11) to the Israeli consumer price index.

On August 12, 2013, the Company announced that it completed the enrollment of all the trial patients in the Phase IIb trial of the CF101 drug as a single drug for the treatment of rheumatoid arthritis. The results of the Phase IIb trial is expected to be received during the fourth quarter of 2013 (Reference: 2013-01-114597).

On August 18, 2013, the Company filed an application with the District Court in Lod, Israel to allow the Company to convene a general meeting of shareholders of the Company and a general meeting of holders of warrants (Series 6) of the Company in order to extend the exercise period of the warrants (Series 6) until September 1, 2014 (Reference: 2013-01-119670). The Court was requested to issue temporary relief according to which the exercise period would be extended to October 13, 2013. On August 26, 2013, the Court approved the application and resolved that, until approval of the extension until September 1, 2014, the exercise period of the warrants (Series 6) of the Company would be extended until October 30, 2013.

Canfite BioPharma Ltd. Board of Directors Report, Quarter 3, 2013	Page 10 of 26

On August 27, 2013, the Company announced that on the basis of the success of the Phase I/II clinical trial of the CF102 drug for the treatment of liver cancer, and because one of the patients in the trial, who suffered from advanced liver cancer, reached a life expectancy of four years, the Company decided to extend its upcoming Phase II trial to 130 advanced stage liver cancer patients and intends to submit the protocol for the same to the FDA for its approval. The Company estimates that it will start begin the Phase II trial with advanced stage liver cancer patients, subject to the required regulatory approvals. For additional details, see the Company's report (Reference: 2013-01-0127170).

On August 27, 2013, a general meeting of the Company's shareholders and a meeting of the holders of its warrants (Series 6) were called for September 30, 2013 in order to approve the extension of the exercise period of the warrants (Series 6) until September 1, 2014. The meetings were subsequently postponed until October 14, 2013.

On September 8, 2013, the Company announced that OphthaliX, which is engaged in the development and commercialization of drugs for ophthalmic diseases, announced the receipt of a patent issued by the European Patent Office for the treatment of dry eye syndrome, including Sjögren's Syndrome. Approval of the patent, titled "Agonist Receptor for Adenosine of the A3 type for treating the Dry Eye Syndrome which includes the Sjögren Syndrome”, was based on positive findings obtained in clinical trials that the Company and OphthaliX conducted up to the date of the report. The patent, which was transferred to OphthaliX by the Company as part of the Spinoff Transaction, gives OphthaliX exclusive rights to use the CF101 drug in Europe for the Sjögren’s Syndrome until 2025. For additional details, see the Company's report (Ref.: 2013-01-137751).

On September 12, 2013, the SEC declared the Company’s previously filed Form 20-F registration statement effective, thereby initiating the Company’s Level II ADR Program. The ADRs continued to trade on the OTCBB under the symbol "CANFY". Each ADR represents two ordinary shares of the Company. For additional details, see the Company's report (Ref.: 2013-01-143784).

During the period of this report, 8,670,974 unlisted options were exercised to purchase 346,831 ordinary shares, par value NIS 0.25 per share, of the Company. The proceeds from the exercise of these options was equal to NIS 86,556 thousand.

During the period of this report, 2,000,000 unlisted options of the Company expired.

3. Financial position, liquidity and sources of financing

The balances of cash and cash equivalents in the balance sheet at September 30, 2013 aggregated NIS 9,673 thousand as compared to NIS 4,278 thousand at December 31, 2012. The increase in cash during the period is due to proceeds from the Company’s capital raising transactions during the period ended September 30, 2013, which exceeded the payments made by the Company to finance its operations.

The balance of receivables at September 30, 2013 aggregated NIS 1,615 thousand as compared to NIS 1,672 thousand at December 31, 2012. The change in the balance is negligible.

Canfite BioPharma Ltd. Board of Directors Report, Quarter 3, 2013	Page 11 of 26

Balances of net fixed assets at September 30, 2013 aggregated NIS 157 thousand compared to NIS 159 thousand at December 31, 2012. The increase in fixed assets is due to new asset acquisitions which exceeded current depreciation expenses.

The consolidated balance sheet at September 30, 2013 aggregated NIS 11,445 thousand as compared to NIS 6,109 thousand at December 31, 2012. The increase is primarily due to the increase in cash as a result of the Company’s capital raising transactions during the first quarter of 2013.

Balances of trade payables at September 30, 2013 aggregated NIS 2,046 thousand as compared to NIS 2,821 thousand at December 31, 2012. The decrease in trade payable balances is due to payments that the Company made after raising capital in February 2013.

The balance of other payables in the balance sheet at September 30, 2013 aggregated NIS 2,502 thousand as compared to NIS 4,586 thousand at December 31, 2012. This decrease is primarily due to the decrease in the reserve for trade payables and the payment of such payables that the Company made after raising capital in February 2013.

The balance of warrants (Series 6) is NIS 149 thousand, which are presented at the balance sheet value on September 30, 2013. The balance of the warrants (Series 7) is NIS 159 thousand, which are presented at the balance sheet value on September 30, 2013. The balance of warrants (Series 8) is NIS 308 thousand, which are presented at the stock exchange value on September 30, 2013. The warrants (series 6) expired on October 30, 2013 and the expiration date of the warrants (Series 7 and Series 8) is less than a year from the date of the report.

The balance of net long-term liabilities at September 30, 2013 aggregated NIS 67 thousand, of which NIS 6,281 thousand is for a liability due to employee benefits. At December 31, 2012, the balance was NIS 68 thousand for the liability for employee benefits. The change in the balance is negligible.

Total capital in the consolidated balance sheet at September 30, 2013 aggregated NIS 6,214 thousand as compared to a capital deficit of NIS 2,645 thousand in the consolidated balance sheet at December 31, 2012. The increase in capital during the period is primarily due to raising capital during this period, which exceeded the Company’s current loss, and the balance of exercisable warrants (Series 10 and Series 11) of NIS 3,178 thousand and NIS 3,066 thousand, respectively, changing classifications from liabilities to equity instruments as a result of the cancellation of the linkage of their exercise price to the Israeli consumer price index.

4. Results of business operations

The loss during the nine-month period ended September 30 2013 aggregated NIS 19,580 thousand as compared to NIS 15,184 thousand during the comparable prior year period and NIS 21,887 thousand for the year ended December 31, 2012. The increase in the loss compared to the comparable prior year period is due to an increase in general and administrative expenses, an increase in research and development expenses and an increase in financing expenses.

Canfite BioPharma Ltd. Board of Directors Report, Quarter 3, 2013	Page 12 of 26

Research and development expenses during the nine-month period ended September 30, 2013 aggregated NIS 10,185 thousand as compared to NIS 9,273 thousand during the comparable prior year period and NIS 13,160 thousand for the year ended December 31, 2012. The increase in research and development expenses compared to the comparable prior year period is primarily due to the increase in clinical trial expenses and to royalties payable by the Company.

General and administrative expenses during the nine-month period ended September 30, 2013 aggregated NIS 9,605 thousand as compared to NIS 6,089 thousand during the comparable prior year period and NIS 9,230 thousand for the year ended December 31, 2012. The increase in the expenses compared to the comparable prior year period is primarily due to an increase in share based payments, salaries and professional services.

Financing expenses for the nine-month period ended September 30, 2013 aggregated NIS 374 thousand as compared to NIS 279 thousand in the comparable prior year period and NIS 27 thousand for the year ended December 31, 2012. The increase is primarily due to revising the fair value of the exercisable warrants, including the increase in the value of the warrants (Series 10 and Series 11) between the date of their grant in February 2013 until the date of canceling the linkage of their exercise price to the Israeli consumer price on August 20, 2013, and foreign exchange rate differentials on deposits.

Financing revenues for the nine-month period ended September 30, 2013 aggregated NIS 584 thousand as compared to NIS 457 thousand during the comparable prior year period and NIS 541 thousand for the year ended December 31, 2012. The increase of financing revenues in the first nine months of 2013 was primarily due to interest on deposits and an issuance to a third party of the Company’s treasury stock, as well as a decrease in the fair value of the exercisable warrants (Series 7,8), and foreign exchange rate differentials on supplier balances during the comparable prior year period.

There were no taxes on income for the nine-month period ended September 30, 2013 or during the comparable prior year period as compared to NIS 11 thousand for the year ended December 31, 2012. The taxes during 2012 were a result of the advances paid on account of surplus expenses to the tax authorities in Israel. The Company does not expect to utilize this deduction in the foreseeable future due to its large losses. As such, these advances were recorded as tax expenses.

Net cash used for operating activities during the nine-month period ended September 30, 2013 aggregated NIS 20,775 thousand as compared to NIS 13,064 thousand during the comparable prior year period and NIS 16,244 thousand for the year ended December 31, 2012. The increase is primarily due to a decrease in trade payables and other payables.

Net cash used for investing activities during the nine-month period ended September 30, 2013 aggregated NIS 35 thousand as compared to net cash provided by investing activities of NIS 69 thousand in the comparable prior year period and net cash provided by investing activities of NIS 75 thousand for the period ended December 31, 2012.

Canfite BioPharma Ltd. Board of Directors Report, Quarter 3, 2013	Page 13 of 26

The Company had net cash from financing activities of NIS 25,844 thousand during the nine-month period ended September 30, 2013 as compared to NIS 5,601 thousand during the comparable prior year period and NIS 5,601 thousand for the year ended December 31, 2012. The increase is due to the Company’s capital raising transactions in February 2013. In the comparable prior year period, the Company raised NIS 5,563 thousand during the second quarter.

5. Disclosure regarding the Company's internal auditor

There is no significant change from the information about the Company’s internal auditor as presented in the report for the year ended December 31, 2012, except for the following:

At the meeting of the Company's Audit Committee (hereinafter: “the Audit Committee”) on May 26, 2013, the internal audit report of the Company's internal auditor regarding the Company’s disaster recovery plan, which had been submitted to the Audit Committee on May 23, 2013, was approved.

6. Procedure for approving the financial statements

The Company's Board of Directors appointed the Audit Committee to examine the financial statements whose functions and composition are as follows:

The Audit Committee and its members:

This Audit Committee has the following three directors as members:

1.	Gil Oren – Chairman of the Audit Committee and director with accounting and financial expertise.

2.	Yechezkel Barenholz – External director with a PhD in biochemistry from the Hebrew University.

3.	Liora Lev – Director with accounting and financial expertise.

The members of the Audit Committee were appointed after examining their eligibility and the delivery of declarations in accordance with the provisions of Clause 3 of the Companies Regulations (Directives and conditions regarding the process of approving the financial statements) – 2010.

The process of approving the financial statements:

a.	The Company's financial statements for the nine-month period ended September 30, 2013 were discussed at a meeting of the Audit Committee which took place on November 26, 2013.

b.	At such Audit Committee meeting, all members of the Audit Committee participated, and the Company's controller, external auditor and lawyers were called to present the data and to provide explanations. The Company's internal auditor was called to the meeting but did not participate.

Canfite BioPharma Ltd. Board of Directors Report, Quarter 3, 2013	Page 14 of 26

c.	Prior to the meeting, draft financial statements and the Company's Board of Directors Report for the period ended September 30, 2013 were sent to the members of the Audit Committee. This material was sent for the Audit Committee's review approximately Three days prior to the meeting.

d.	During the meeting, the following subjects were presented to the Audit Committee: (1) the accounting policy adopted for handling accounting treatment with respect to significant matters; (2) the evaluations, assumptions and estimates made in connection with the financial statements; (3) a discussion of such evaluations, assumptions and estimates; (4) the internal controls with respect to financial reporting; (5) the completeness and fairness of the disclosure in the financial statements; and (6) the data in the Company's financial statements for the nine-month period ended September 30, 2013.

e.	The members of the Audit Committee held a detailed discussion on the accounting policy implemented in the financial statements and the changes to such policy during the period. In addition, the members of the Audit Committee were presented with the opinion of the Company’s external auditors on the accounting policies adopted and the evaluations used during the period. The Company's external auditor reviewed the characteristics of the Company’s accounting standards with the members of the Auditors Committee, and the implementation of such standards in the Company's financials statements.

f.	The information accompanying the data in the financial statements were reviewed before those present at the meeting, including information relating to the financial and operating position of the Company. In addition, a discussion was held on the effective processes for future internal control over accounting, which the Company must follow.

g.	The Company's management presented the method for making decisions on accounting matters and the discretion used by the Company with respect to the same.

h.	Members of the Audit Committee queried about the method of making decisions on account matters and held a detailed discussion regarding the accounting estimates, assumptions and standards which are the basis of the financial statements. The Audit Committee questioned the accounting policy adopted in various circumstances and examined management's discretion with respect to the same.

i.	After a detailed discussion on the subject, the Audit Committee expressed its unanimous opinion that the Company had adopted proper accounting principles and used fair estimates and evaluations.

j.	In addition, with the assistance of the Company’s external auditors, the Audit Committee examined significant questions with respect to the Company’s financial reporting and the evaluations made, and the discretion used in preparing, among other things, the financial statements and the internal Board of Directors report. Each was found to be reasonable and fair. In addition, the Audit Committee approved the independence of the internal auditor.

Canfite BioPharma Ltd. Board of Directors Report, Quarter 3, 2013	Page 15 of 26

k.	After a detailed and independent discussion held by the Audit Committee, the Board of Directors were provided with a detailed summary of the Audit Committee's recommendations regarding the approval of the Company's financial statements for the nine-month period ended September 30, 2013, while implementing policies and evaluations which were presented to the Audit Committee and approved by it. This summary was provided to the Board of Directors a reasonable time prior to the Board of Directors meeting on November 28, 2013.

l.	The Audit Committee was also of the opinion that the disclosure in the financial statements is complete and fair, and correctly analyzes the Company's main risks and exposures.

m.	Approximately two days prior to the meeting of the Board of Directors to approval the financial statements, drafts of the financial statements and a draft of the Board of Directors report for the period ended September 30, 2013 were sent to the Board of Directors for their review.

n.	During the Board of Directors’ meeting on November 28, 2013, the business results, financial position and cash flows of the Company were reviewed and presented, and data on the Company’s operations as compared to the comparable prior year period and the year ended December 31, 2012 were presented. The Company's external auditor and its legal advisor were also present at the meeting. At the end of the discussion, and upon the recommendation of the Audit Committee, the Board of Directors approved the financial statements.

7. Directors with accounting and financial expertise

According to a decision of the Company's Board of Directors of September 21, 2005, the minimum number of directors with accounting and financial expertise is one. The Company's Board of Directors based this decision on the level of the Company's operations, the nature of its operations as a research and development intensive company and the absence of any particular complexity in its operations.

The following is a list of directors of the Company who have accounting and financial expertise.

1.	Liora Lev – a director of the Company, a Certified Public Accountant with a degree in accounting and economics and a degree in business administration specializing in information systems, and a graduate of the Executives Program of the Harvard Business School. She currently serves as a managing partner in a venture capital fund.

2.	Gil Oren – an external director of the Company and a Certified Public Accountant with a degree in accounting and economics and a degree in business administration specializing in finance. He is currently the owner of a business consulting company.

Canfite BioPharma Ltd. Board of Directors Report, Quarter 3, 2013	Page 16 of 26

3.	Guy Regev – a director of the Company and a Certified Public Accountant with a degree in law and a degree in accounting. He is currently the CEO of Shaked Global Group.

8. Disclosure regarding critical accounting estimates

In the opinion of the Company's management, no critical accounting estimates were used in the financial statements for the period covered by this report.

Canfite BioPharma Ltd. Board of Directors Report, Quarter 3, 2013	Page 17 of 26

9. Linkage basis report

Linkage balance sheet as of September 30, 2013 September 30, 2013
	U.S. dollars or linked to U.S. dollars	Euros or linked to euros	Linked to the consumer price index	Unlinked	Non- monetary items	Total
	NIS thousands
Assets
Cash and cash equivalents	4,884	693	-	4,096	-	9,673
Other receivables	18	-	-	188	1,409	1,615
Fixed assets, net	-	-	-	-	157	157
	4,902	693	-	4,284	1,566	11,445

Liabilities
Trade payables	952	814	-	280	-	2,046
Other payables	1,521	-	-	981	-	2,502
Warrants exercisable to shares (Series 6)	-	-	149	-	-	149
Warrants exercisable to shares (Series 7)	-	-	159	-	-	159
Warrants exercisable to shares (Series 8	-	-	308	-	-	308
Liabilities for severance pay, net	-	-	-	67	-	67
	2,473	814	616	1,328	-	5,231

Assets less liabilities	2,429	(121)	(616)	2,956	1,566	6,214

Canfite BioPharma Ltd. Board of Directors Report, Quarter 3, 2013	Page 18 of 26

	Linkage balance sheet as of September 30, 2012 September 30, 2012
	U.S. dollars or linked to U.S. dollars	Euros or linked to euros	Linked to the consumer price index	Unlinked	Non- monetary items	Total
	NIS thousands
Assets
Cash and cash equivalents	7,155	5	-	364	-	7,524
Other receivables	-	-	-	85	2,234	2,319
Fixed assets, net	-	-	-	-	171	171
	7,155	5	-	449	2,405	10,014

Liabilities
Trade payables	876	837	-	180	-	1,893
Other payables	1,516	-	-	1,062	-	2,578
Warrants exercisable to shares (Series 6)	-	-	198	-	-	198
Warrants exercisable to shares (Series 8)	-	-	349	-	-	349
Warrants exercisable to shares (Series 7)	-	-	753	-	-	753
Liabilities for severance pay, net	-	-	-	91	-	91
	2,392	837	1,300	1,333	-	5,862

Assets less liabilities	4,763	(832)	(1,300)	(884)	2,405	4,152

Canfite BioPharma Ltd. Board of Directors Report, Quarter 3, 2013	Page 19 of 26

	Linkage balance sheet as of December 31, 2012 December 31, 2012
	U.S. dollars or linked to U.S. dollars	Euros or linked to euros	Linked to the consumer price index	Unlinked	Non- monetary items	Total
	NIS thousands
Assets
Cash and cash equivalents	3,952	6	-	320	-	4,278
Other receivables	-	-	30	91	1,551	1,672
Fixed assets, net	-	-	-	-	159	159
	3,952	6	30	411	1,710	6,109

Liabilities
Trade payables	2,298	257	-	266	-	2,821
Other payables	2,749	-	-	1,837	-	4,586
Warrants exercisable to shares (Series 6)	-	-	149	-	-	149
Warrants exercisable to shares (Series 7)	-	-	773	-	-	773
Warrants exercisable to shares (Series 8)	-	-	357	-	-	357
Liabilities for severance pay, net	-	-	-	68	-	68
	5,047	257	1,279	2,171	-	8,754

Assets less liabilities	(1,095)	(251)	(1,249)	(1,760)	1,710	(2,645)

Canfite BioPharma Ltd. Board of Directors Report, Quarter 3, 2013	Page 20 of 26

10. Sensitivity analysis table

	Sensitivity to the rate of the U.S dollar
Type of asset / (liability)	Fair value as of September 30, 2013	Profit (loss) from rate changes		Profit (loss) from rate changes
		10% increase in the rate of the dollar	5% increase in the rate of the dollar	10% decrease in the rate of the dollar	5% decrease in the rate of the dollar
		NIS thousands
Balance of cash and cash equivalents	4,884	488	244	(488)	(244)
Accounts receivable	18	2	1	(2)	(1)
Trade payables	(952)	(95)	(48)	95	48
Other payables	(1,521)	(152)	(76)	152	76
Total	2,429	243	121	(243)	121

The sensitivity to changes in the New Israeli Shekel and the U.S. dollar rates is not significant.

As the significant portion of the Company's expenses is in U.S. dollars, the Company attempts to reduce its foreign currency risk by maintaining some of its liquid assets in U.S. dollars or currencies linked to the U.S. dollar. As a result to its economic exposure, which does not contradict the accounting exposure, the Company holds part of its current assets in balances in foreign currencies.

11. Exceptional events after the balance sheet date

On October 3, 2013, the Company announced that Dr. Sari Fishman, who is responsible for the clinical research activities of OphthaliX (OTCQB: OPLI) on behalf of the Company, in which the Company holds 82% of its shares, was chosen to represent OphthaliX in a European forum for future drugs in the ophthalmology field (Ophthalmology Futures European ForumTM) which took place in Amsterdam, Holland. The lecture included information on OphthaliX's development plan in the field of treating glaucoma, which is in Phase II clinical trials in the United States, Europe and Israel. (Ref.: 2013-01-155685).

On October 14, 2013, the general meeting of warrant holders (Series 6) approved the extension of the exercise date of the warrants (Series 6) until September 1, 2014, but because the majority vote required to approve such extension at the meeting of the Company's shareholders was not obtained, the extension was not approved and the warrants (Series 6) expired on October 30, 2013 (Refs.:2013-01-165534, 2013-01-165537 and 2013-01-165795).

On October 15, 2013, the Company announced that the CF101 drug was chosen as one of the ten most attractive opportunities in the field of "Top Autoimmune/Anti-Inflammatory Disease Projects to Watch" by Elsevier Business Intelligence, the world leader in the field of information on the medical industry (Ref.: 2013-01-166233).

Canfite BioPharma Ltd. Board of Directors Report, Quarter 3, 2013	Page 21 of 26

On October 22, 2013, the Company announced the milestones that are expected with respect to receiving and publishing the results of the Company's clinical trials by the end of 2013 and the steps taken to complete the Company's application for listing its ADRs on the NYSE MKT prior to the publication of the Phase III clinical trial results for the treatment of dry eye syndrome and the Phase IIb clinical trial results for the treatment of rheumatoid arthritis. The Company estimates that it will receive and publish such results during the last two weeks of December 2013 (Ref.: 2013-01-172173).

On October 22, 2013, the Company published an amendment to the Company's shelf prospectus of July 27, 2012. (Ref.: 2013-01-172320).

On October 23, 2013, the Company offered securities to the public under a shelf offer report (Ref.: 2013-01-173001) published under the shelf prospectus that the Company published on July 27, 2012. The securities were offered to the public in 3,600 units (hereinafter in this paragraph: "the Units") through a tender offer of the Unit price with a minimum price of NIS 5,000 per Unit. Each Unit comprises 500 ordinary shares, par value NIS 0.25 per share, at a price of NIS 10 per share, and 375 warrants (Series 12) at no cost. The offering was oversubscribed and accordingly, an additional 75 Units were offered. In total, 3,675 Units were purchased by the public. The total net consideration from the offering was NIS 21,315 thousand (after deducting issuance expenses of NIS 939 thousand). The proceeds from the offering were received on October 23, 2013.

On October 22, 2013, the Company's Board of Directors approved a non-significant private placement to Roth Capital Partners LLC and to Mesodi Consulation & Investments Ltd. of 91,875 warrants (Series 12) which can be exercised to purchase 91,875 ordinary shares, par value NIS 0.25 per share, of the Company, as commissions for consulting services in connection with the Company's public offering on October 23, 2013. The warrants (Series 12) can be exercised from immediately after the grant until October 22, 2016. The warrants (Series 12) were issued subject to a shelf prospectus that the Company published with the Tel Aviv Stock Exchange on July 27, 2012. On November 10, 2013, the Tel Aviv Stock Exchange approved the listing of the warrants (Series 12). For additional details, see the Company's report of October 28, 2013 (Ref.: 2013-01-176454).

On November 4, 2013, the Company announced that its Board of Directors approved a private placement of 34,536 ordinary shares, par value NIS 0.25 per share, to IRTH. For additional details, see the Company's report (Ref.: 2013-01-182778). On November 12, 2013, after receiving the approval of the Tel Aviv Stock Exchange to list these shares for trading, the Company issued the 34,536 ordinary shares.

On November 4, 2013, the Company announced that, prior to the publication of the final results in two of the advanced clinical trials that it is conducting, the Company recently signed ten confidentiality agreements with established pharmaceutical and biotechnology companies with respect to potential negotiations for the commercialization of CF101 for the treatment of autoimmune inflammatory indications (Ref.: 2013-01-172173).

Canfite BioPharma Ltd. Board of Directors Report, Quarter 3, 2013	Page 22 of 26

On November 6, 2013, the Company announced that the U.S. Patents and Trademark Office granted a patent No. 8,557,790 titled "A3 Adenosine receptor agonists for the reduction of intraocular pressure". Intraocular pressure is a significant risk factor in the development of glaucoma. The patent granted to the Company relates to the use of the CF101 drug, is part of the intellectual property of the Company for which OphthaliX has an exclusive license to develop CF 101 for the reduction intraocular pressure (according to an agreement between the companies which gives OphthaliX, through its subsidiary, exclusive rights to CF 101 in the field of ophthalmic indications) and will provide patent protection in the United States until 2030 (Ref.: 2013-01-183993).

On November 7, 2013, the Company announced the filing of an application under Section 350 of the Companies Law – 1999 with the District Court in Lod, Israel (Ref.: 2013-01-186279) requesting it to order the convening of a meeting of shareholders and a meeting of the holders of warrants (Series 7), which were issued under a prospectus of May 27, 2010, in order to approve the extension of the exercise period of the warrants (Series 7) until March 31, 2014. The court was also requested to issue temporary relief according to which the exercise period will be extended until November 30, 2013. On November 10, 2013, the District Court in Lod, Israel approved the application and gave temporary relief ex parte by extending the exercise period of the warrants (Series 7) until the earlier of November 30, 2013 and when the Securities Authority responds to the application for temporary relief (Ref.: 2013-01-187113).

On November 17, 2013, the Company announced that the Level II ADR Program was approved for on the NYSE MKT stock exchange. The trading commenced on November 19, 2013 under the symbol "CANF". Up until such date, the Company's ADRs continued to trade on the OTCBB under the symbol “CANFY”. For additional details, see the Company's report (Ref.: 2013-01-192507).

On November 19, 2013, the District Court in Lod, Israel issued additional interim relief extending the exercise period of the warrants (Series 7) until January 31, 2014 (Ref.: 2013-01-196107).

On November 20, 2013, the District Court in Lod, Israel approved the Company's request to convene a general meeting of the Company's shareholders and a meeting of the holders of its warrants (Series 7) in order to approve the extension of the exercise period of the warrants (Series 7) until March 31, 2014 (Ref.: 2013-01-197793).

On November 21, 2013, the Company announced the convening of a general meeting of shareholders and a meeting of warrant holders (Series 7) on December 15, 2013 (References: 2013-01-199536 and 2013-01-199542).

During the period after the balance sheet date, 73,601 unlisted options were exercised to purchase 2,944 ordinary shares, par value NIS 0.25 per share, of the Company. The proceeds from exercising the options were NIS 26 thousand.

On November 28th 2013, the Company’s Board of Directors approved the Company’s compensation policy in accordance to the provisions of Amendment 20 to the Israeli Companies Law and based on the recommendation of the Company’s compensation committee. Also on November 28th 2013, as a result of the listing of the Company’s Level II American Depositary Receipts on the NYSE MKT and as permitted under Israeli law, the Company’s Board of Directors approved a change in the Company’s reporting requirements under Israeli law from the public reporting required under Chapter E to the Israeli Securities Law, 1968 to the public reporting required under the Securities and Exchange Act of 1934, as amended. Meetings of the holders of the Company’s warrants (series 7 through series 12) and a special shareholders’ meeting to approve the foregoing will be held on December 16, 2013 and January 6th 2014, respectively.

Canfite BioPharma Ltd. Board of Directors Report, Quarter 3, 2013	Page 23 of 26

Administrative Enforcement

On November 28th 2013, the Company's Board of Directors resolved to approve the adoption of an internal plan for the administrative enforcement (the “Administrative Enforcement Plan”). The Administrative Enforcement Plan has prepared in order to make sure and supervise that the Company is acting according to the provision of the law. The Company's Board of Directors resolution was resolved after that the Audit Committee has discussed in its meeting dated May 26th 2013 of the Administrative Enforcement Plan.

/s/ Ilan Cohn	/s/ Pnina Fishman
Ilan Cohn	Pnina Fishman
Chairman of the Board	CEO and Director

Date: November 28, 2013

Canfite BioPharma Ltd. Board of Directors Report, Quarter 3, 2013	Page 24 of 26

APPENDIX A

Quarterly report regarding the effectiveness of the internal control over financial reporting and disclosure pursuant to Regulation 38c(a):

The management, supervised by the Board of Directors of CanFite BioPharma Ltd. (hereinafter: "the Company"), is responsible for determining and maintaining suitable internal control over financial reporting and disclosure within the Company.

In this matter the members of the management are:

1.	Pnina Fishman, Chief Executive Officer;
2.	Motti Farbstein, Chief Operating Officer and Chief Financial Officer; and
3.	Itay Weinstein, Controller.

Internal control over financial reporting and disclosure includes controls and procedures existing within the Company, which were implemented by the CEO and the most senior officer in the Company with financial responsibilities or under the supervision of each such person, or by anyone who actually performs these functions, under the supervision of the Company's Board of Directors. These controls and procedures are intended to provide reasonable certainty about the reliability of the financial reporting and the preparation of the statements in accordance with applicable law, and to ensure that the information that the Company is required to disclose in its financial statements is published in accordance with the provisions of the applicable law, and is collected, processed, summarized and reported at the time and in the form set forth under applicable law.

Internal control includes, inter alia, controls and procedures planned to ensure that the information that the Company is required to disclose is collected and sent to the Company's management, including the CEO and the most senior officer with financial responsibilities, or anyone who actually performs these functions, so that management can make necessary and appropriate decisions in a timely manner with respect to the Company’s disclosure requirements.

Due to its structural limitations, internal control on financial reporting and disclosure is not intended to provide absolute certainty that a misleading statement or the ommission of information in the disclosure will be prevented or disclosed.

In the quarterly report regarding the effectiveness of internal control over financial reporting and disclosure, which is attached to the quarterly report for the period ended June 30, 2013 (hereinafter: "the last quarterly report on the matter of internal control"), the Company determined that its internal control is effective.

During the period covered by the report, nothing was brought to the attention of the Company’s Board of Directors or management of any event or matter which changes the evaluation of the effectiveness of the Company’s internal control, as presented in the last quarterly report on the matter of internal control.

As of the date of the report, based on the last quarterly report on the matter of internal control and on information brought to the attention of the Company's management and Board of Directors, as mentioned above, the Company determined that its internal control is effective.

Canfite BioPharma Ltd. Board of Directors Report, Quarter 3, 2013	Page 25 of 26

Declaration of the CEO pursuant to Regulation 38(c)(d)(1)

CEO's Declaration

I, Pnina Fishman, declare that:

4.	I have examined the Quarterly Report of CanFite BioPharma Ltd. (hereinafter: "the Company") for the third quarter of 2013 (hereinafter: "the Report").

2.	In my opinion, the Report does not include any incorrect presentation of a significant fact and the presentation does not lack a significant fact required so that the presentations included in them, in view of the circumstances in which those presentations are included, are not misleading regarding the period covered by the reports.

3.	In my opinion, the financial statements and other financial information included in the Report correctly reflect, in all significant aspects, the financial position, results of operations and cash flows of the Company on the dates and for the periods covered by the statements.

4.	I disclosed to the Company's Auditor, the Board of Directors and the Audit Committee of the Company's Board of Directors, based on my most up-to-date evaluation regarding the internal control over financial reporting and disclosure:

(a)	All the significant defects and significant weaknesses in determining or operating the internal control over financial reporting and disclosure which are reasonably likely to detrimentally affect the Company's ability to collect, process, summarize or report financial information in such a way which would result in doubt on the reliability of the financial reporting and the preparation of the financial statements in accordance with the provisions of the law; and

(b)	Any fraud, whether material or immaterial, in which the Chief Executive Officer or anyone reporting to her directly or other employees who have a significant position in the internal control over financial reporting and disclosure are involved.

5.	I, alone or together with others in the Company:

(a)	Determined the controls and procedures, or verified the determination and existence of controls and procedures, intended to ensure that significant information relating to the Company, including its subsidiaries, as defined in the Securities Regulations (Annual Financial Reports) – 2010, has been brought to my attention by others in the Company and in the subsidiaries, in particular during the period of preparation of the Report;

(b)	Determined controls and procedures, or verified the determination and existence of controls and procedures under my supervision, which are intended to reasonably ensure the reliability of the financial reporting and the preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles; and

(c)	No event or matter has been brought to my attention which occurred during the period between the date of the last quarterly report and the date of this Report which would change the conclusions of the Board of Directors and management relating to the internal control over financial reporting and disclosure of the Company.

The foregoing does not derogate from my responsibility or the responsibility of any other person in accordance with any law.

November 28, 2013	/s/ Pnina Fishman
Date	Pnina Fishman,
Chief Executive Officer

Canfite BioPharma Ltd. Board of Directors Report, Quarter 3, 2013	Page 26 of 26

Declaration of the CFO pursuant to Regulation 38(c)(d)(1)

CFO's Declaration

I, Motti Farbstein, declare that:

4.	I have examined the Quarterly Report of CanFite BioPharma Ltd. (hereinafter: "the Company") for the third quarter of 2013 (hereinafter: "the Report").

2.	In my opinion, the Report does not include any incorrect presentation of a significant fact and the presentation does not lack a significant fact required so that the presentations included in them, in view of the circumstances in which those presentations are included, are not misleading regarding the period covered by the reports.

3.	In my opinion, the financial statements and other financial information included in the Report correctly reflect, in all significant aspects, the financial position, results of operations and cash flows of the Company on the dates and for the periods covered by the statements.

4.	I disclosed to the Company's Auditor, the Board of Directors and the Audit Committee of the Company's Board of Directors, based on my most up-to-date evaluation regarding the internal control over financial reporting and disclosure:

(a)	All the significant defects and significant weaknesses in determining or operating the internal control over financial reporting and disclosure which are reasonably likely to detrimentally affect the Company's ability to collect, process, summarize or report financial information in such a way which would result in doubt on the reliability of the financial reporting and the preparation of the financial statements in accordance with the provisions of the law; and

(b)	Any fraud, whether material or immaterial, in which the Chief Executive Officer or anyone reporting to her directly or other employees who have a significant position in the internal control over financial reporting and disclosure are involved.

5.	I, alone or together with others in the Company:

(a)	Determined the controls and procedures or verified the determination and existence of controls and procedures, intended to ensure that significant information relating to the Company, including its subsidiaries, as defined in the Securities Regulations (Annual Financial Reports) – 2010, has been brought to my attention by others in the Company and in the subsidiaries, in particular during the period of preparation of the Report;

(b)	Determined controls and procedures, or verified the determination and existence of controls and procedures under my supervision, which are intended to reasonably ensure the reliability of the financial reporting and the preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles; and

(c)	No event or matter has been brought to my attention which occurred during the period between the date of the last quarterly report and the date of this Report, which would change the conclusions of the Board of Directors and management relating to the internal control over financial reporting and disclosure of the Company.

The foregoing does not derogate from my responsibility or the responsibility of any other person in accordance with any law.

November 28, 2013	/s/ Motti Farbstein
Date	Motti Farbstein, Chief Operating Officer and Chief Financial Officer